[SRSY Letterhead]

October 28, 2010

Via Edgar
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attn: Larry L. Greene

Re:	Scout Funds (the “Trust”) (File Nos. 333-96461 and 811-09813) Response to SEC Staff Comments on Filing Pursuant to Rule 485(a)

Dear Mr. Greene:

On behalf of the above-referenced Trust, following are the responses to the SEC Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 21/22 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission on August 27, 2010, pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Prospectus –Fund Summary

               1.  Comment:  Please add risk disclosure regarding the recent market volatility to all Funds.

Response:  In response to your comment, the Trust has revised the risk disclosure of the Scout Money Market Fund – Federal and Prime Portfolios (see attached Appendix A) and Scout Tax-Free Money Market Fund (see attached Appendix B) in light of the recent market volatility and the financial crisis.  Similarly, the Trust has revised the Market Risks paragraph in the Main Risks section for the other Funds so that it reads as follows:

Market Risks: The Fund normally invests in equity securities.  Equity securities are subject to market, economic and business risks that will cause their prices to fluctuate over time, sometimes rapidly and unpredictably.  When the value of the Fund’s equity securities goes down, your investment in the Fund decreases in value. Different types of investments shift in and out of favor depending on market and economic conditions that may affect individual companies or industries, or the securities market as a whole.  At various times, stocks will be more or less favorable than bonds, and small company stocks will be more or less favorable than large company stocks.  During general economic downturn in the securities markets, multiple asset classes may be negatively affected.  Because of this, the Fund will perform better or worse than other types of funds depending on what is in favor, and the value of the Fund may go down.

2.  Comment:  With respect to the Scout Mid Cap Fund and Scout Small Cap Fund, please ensure that that those Funds clearly define what constitutes “mid cap equity securities” and “small cap companies.”

Response:  The Prospectus of the Scout Mid Cap Fund defines “mid cap equity securities” as securities issued by companies with market capitalizations (share price multiplied by the number of shares outstanding), at the time of purchase, between $1.5 billion and $17 billion.  The Prospectus of the Scout Small Cap Fund defines “small cap companies” as those companies with a market capitalization of $3 billion or less at the time of purchase.  The Trust believes that this disclosure is appropriate and is consistent with your request.

3.  Comment:  With respect to the Scout International Fund and Scout International Discovery Fund, please ensure that that disclosure for those Funds clearly states that the Funds invest their assets in investments that are tied economically to a number of countries throughout the world.

Response:  In response to your comment, the Trust has revised the disclosure to clarify that the Scout International Fund and Scout International Discovery Fund intend to invest their assets in investments that are tied economically to a number of countries throughout the world.  In addition, the disclosure indicates that the Funds may invest significantly in one or more countries, but has been revised to remove any inference that this type of focus would mean that the Funds do not invest their assets in investments that are tied economically to a number of countries throughout the world.  The revised disclosure for each Fund is as follows:

The Fund intends to diversify investments among a number of countries throughout the world. In addition, the Fund may invest a substantial portion of its assets (more than 25%) in one or more countries if economic and business conditions warrant such investment.

4.  Comment:  Please confirm that the disclosures for the Scout Money Market Fund – Federal Portfolio, Scout Money Market Fund – Prime Portfolio and Scout Tax-Free Money Market Fund comply with the new money market fund rules.

Response:  The disclosures for the Scout Money Market Fund – Federal Portfolio, Scout Money Market Fund – Prime Portfolio and Scout Tax-Free Money Market Fund comply with the new money market fund rules.

5.  Comment:  Please consider removing the Shareholder Fees Table of the Scout Stock Fund, Scout Bond Fund, Scout Money Market Fund – Federal Portfolio, Scout Money Market Fund – Prime Portfolio and Scout Tax-Free Money Market Fund as those Funds to not charge any such fees.

Response:  As is permitted by Form N-1A, the Trust intends to leave the Shareholder Fees Table for the above-mentioned Funds in the Prospectuses for consistency and to make it clear that shareholders of these Funds are not subject to such fees.

6.  Comment:  With respect to the Scout Stock Fund, Scout Mid Cap Fund, Scout TrendStar Small Cap Fund, Scout International Discovery Fund and Scout Bond Fund, please consider changing “fee waiver” to “fee reduction” in the expense table and corresponding footnote to the expense table due to the recoupment feature in the Fee Waiver and Expense Assumption Agreements.

Response:  After carefully considering your comment, the Trust respectfully feels that the use of the word “waiver” is appropriate as it is contemplated by Form N-1A, is consistent with industry practice and reflects the terms of the Fee Waiver and Expense Assumption Agreements.  The fee waiver is described in such a way that it is clear that fees can be waived while there is a contingent possibility that there may be a recoupment.  Please see the Investment Advisor subsection of the Investment Advisor and Portfolio Managers section of the applicable Prospectus for a description of the fee waiver and the recoupment feature.  Furthermore, the Trust respectfully feels that the word “reduction” implies the notion of permanence more so than the word “waiver.”

7.  Comment:  With respect to the Scout Stock Fund, Scout Mid Cap Fund, Scout TrendStar Small Cap Fund, Scout International Discovery Fund and Scout Bond Fund, please confirm that the Funds did not experience, and do not expect to experience, interest expenses that, after application of the expense limitation arrangement, would increase the resulting net expense ratio of the Funds.

Response:  The Funds did not experience, and do not expect to experience, interest expenses that, after application of the expense limitation arrangement, would increase the resulting net expense ratio of the Funds.  In other words, the Funds did not experience, and do not expect to experience, interest expenses that would cause the Funds’ expense ratios to exceed the expense caps.

8.  Comment:  The investment objectives of the Scout Stock Fund are long-term growth of capital and income.  In the Fund’s Principal Investment Strategies section, however, the disclosure currently states, “If the Advisor believes that negative economic or market conditions make it difficult to achieve growth of capital through common stock investments, the Fund may seek to earn income by investing a higher percentage of its assets in dividend-paying common stocks.”  This disclosure suggests that the Fund only pursues its income objective under negative economic or market conditions.  Please clarify when the Fund pursues its income objective.

Response:  The Trust has replaced the disclosure cited above with the following:

The Advisor will make judgments based on its analysis of economic or market conditions as to whether to focus more or less on achieving growth of capital through common stock investments than on seeking to earn income by investing a higher percentage of its assets in dividend paying common stocks.

9.  Comment:  The International Investing Risks subsection of the Main Risks section of the Scout Stock Fund, Scout Mid Cap Fund, Scout Small Cap Fund and Scout TrendStar Small Cap Fund summaries states that “[t]he risks of investing in foreign securities may be increased if the investments are located in developing countries or emerging markets.  Security prices in emerging markets can be significantly more volatile than those in more developed markets, reflecting the greater uncertainties of investing in less established markets and economies.”  If developing countries or emerging markets risk is a principal risk for these Funds, please add corresponding disclosure to the Funds’ Principal Investment Strategies section.

Response:  The Funds’ Principal Investment Strategies section has been revised to clarify that these Funds may invest in developing countries or emerging markets.

10.  Comment:  The Average Annual Total Return tables of the Scout Stock Fund and Scout Small Cap Fund include a footnote that states that prior to a certain date, the Funds were managed in accordance with a different investment strategy.  Please delete these footnotes as only disclosure required or permitted by Form N-1A may be included in a fund summary.

Response:  The footnotes have been deleted as requested.  That disclosure was included to ensure that shareholders understood that the Funds’ earlier performance record reflected management according to a different strategy.  Out of concern that a failure to disclose that fact could potentially render the performance information materially misleading to investors, the language has been included in the narrative preceding the Average Annual Total Return tables for those Funds.

11.  Comment:  The Shareholder Fees tables of the Scout Mid Cap Fund, Scout Small Cap Fund, Scout TrendStar Small Cap Fund, Scout International Fund and Scout International Discovery Fund include a footnote that states that the redemption fee “only applies to shares redeemed or exchanged within two months of their purchase.”  Please delete these footnotes as only disclosure required or permitted by Form N-1A may be included in a fund summary.

Response:  The footnotes have been deleted as requested.  For those Funds that impose a redemption fee if a shareholder redeems his shares within two months of purchase, the Trust has included brief explanatory information as part of the Redemption Fee line item in the Shareholder Fees tables in a manner that other similarly situated funds have followed.  This disclosure is important to the Trust in order to avoid the incorrect inference that all redemptions of shares of these Funds are subject to a 2% redemption fee.  The Trust believes that failure to include this disclosure would disadvantage the Funds and would provide shareholders with disclosure that would be materially misleading.

12.  Comment:  For those Funds that have “Acquired Fund Fees and Expenses,” please clarify what the “Acquired Fund Fees and Expenses” are.

Response:  For the Funds that have an Acquired Fund Fees and Expenses line item in the Annual Fund Operating Expenses table, the Trust has clarified what the acquired fund fees and expenses are.  The following disclosure has been added as a footnote to the Acquired Fund Fees and Expenses line item for the relevant Funds:

“Acquired fund Fees and Expenses” is the amount of the Fund’s proportionate share of the fees and expenses of other investment companies that the Fund indirectly pays as a result of its investment in the investment companies.

13.  Comment:  The Principal Investment Strategies section of the Scout TrendStar Small Cap Fund states the following: “The Fund defines small capitalization companies as those whose market capitalization fall within or below the market capitalization ranges of companies included in the S&P Small Cap 600 Index or the Russell 2000 Index within the previous three years of purchase. As of September 30, 2010, the S&P Small Cap 600 Index included companies with market capitalizations ranging from $[__] million to $[__] billion and the Russell 2000 Index included companies with market capitalizations ranging from $[__] million to $[__] billion.”  Please revise this disclosure to provide a clearer definition of “small capitalization companies.”

Response:  The disclosure cited above has been replaced with the following disclosure:

Small cap companies are those with a market capitalization of $3 billion or less at the time of purchase.

14.  Comment:  With respect to the Real Estate Investment Trust Risks of the Scout Stock Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout TrendStar Small Cap Fund, please add disclosure specifying that there may be duplicate expenses as a result of the Funds investing in REITs.

Response:  The following disclosure has been added to the relevant Funds’ Real Estate Investment Trust Risks section:

By investing in REITs indirectly through the Fund, a shareholder will bear not only his or her proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of the REITs.

15.  Comment:  The Principal Investment Strategies sections of the Scout International Fund and Scout International Discovery Fund state the following: “However, the Fund may invest a substantial portion of its assets (more than 25%) in one or more countries if economic and business conditions warrant such investment.”  If the Funds only invests a substantial portion of their assets (more than 25%) in one or more countries as a temporary defensive strategy, please provide disclosure to that effect.

Response:  In response to an earlier comment, the Trust has provided clarifying disclosure regarding the Scout International Fund’s and Scout International Discovery Fund’s intent to invest their assets in investments that are tied economically to a number of countries throughout the world.  The Trust has also indicated that these Funds have the ability to also invest a substantial portion of their assets in one or more countries if economic and business conditions warrant such investment.  This language does not describe a temporary defensive strategy, but rather describes an opportunistic equity investment strategy.  With the improvements to the disclosure the Trust has made at your suggestion, the Trust does not believe any further revisions are necessary.

16.  Comment:  The Principal Investment Strategies section of the Scout International Discovery Fund states the following: “The Fund does not intend to invest more than 25% of its net assets, at time of investment, in any one industry.”  If the Fund invested more than 25% of its net assets in a particular industry, then the Fund would be concentrated and the disclosure would need to be revised accordingly.

Response:  The disclosure cited above has been deleted as the Fund does not invest more than 25% of its net assets in a particular industry and the topic is otherwise adequately stated elsewhere in the Fund’s stated policy of not concentrating its investments.

17.  Comment:  The Important Additional Information section states that “You may also purchase shares by wire (call 1-800-996-2862 for instructions prior to wiring the funds).”  Please delete this sentence as only disclosure required or permitted by Form N-1A may be included in the fund summaries.

Response:  The sentence has been deleted as requested.

18.  Comment:  The Investment Advisor subsection of the Investment Advisor and Portfolio Managers section provides biographical information for James L. Moffett and William B. Greiner.  Please consider moving the biographical information for James L. Moffett and William B. Greiner to the Portfolio Managers subsection.

Response:  In response to your comment, the biographical information for James L. Moffett has been moved to the Portfolio Managers subsection for the Funds for which he serves as a portfolio manager.  This is in response to Item 10(a)(2) of Form N-1A.  In response to Item 10(a)(1)(i) of Form N-1A, the Trust has made disclosure regarding the Advisor’s experience as an investment adviser and the advisory services that it provides to the Funds.  Within the description of the Advisor’s experience as an investment adviser and the advisory services that it provides to the Funds, the Trust has included appropriate disclosure including a reference to the fact that William B. Greiner serves as Chief Investment Officer of the Advisor and oversees operations.

19.  Comment:  The Determining Your Share Price subsection of the Buying, Selling and Exchanging Shares section states the following: “The Funds reserve the right to cease, or to advance the time for, accepting purchase, redemption or exchange orders to be calculated at the same day’s NAV when the NYSE closes early, or, in the case of the Scout Bond Fund and/or the Money Market Funds, when the bond markets or the Federal Reserve Bank of Kansas City closes early, trading on the NYSE is restricted or as otherwise permitted by the Securities and Exchange Commission.”  Please revise this disclosure to make it clear when the Funds may cease, or to advance the time for, accepting purchase, redemption or exchange orders to be calculated at the same day’s NAV.

Response:  The reference to the bond market closing early has been replaced with a reference to the Securities Industry and Financial Markets Association (SIFMA) as the Trust believes this provides more clarity to investors and is consistent with industry practice.  The Trust has decided to keep the reference to the Federal Reserve Bank of Kansas City closing early and to add a reference to the Federal Reserve Bank of New York closing early in the disclosure as the Trust believes that it is clear to investors when the Federal Reserve Banks close early and it is consistent with industry practice.  It is the Trust’s view that this disclosure is intended to alert investors to the fact that the Funds may restrict activity in response to market closings appropriately.  Accordingly, the disclosure has been revised as follows:

The Funds reserve the right to cease, or to advance the time for, accepting purchase, redemption or exchange orders to be calculated at the same day’s NAV when the NYSE closes early, or, in the case of the Scout Bond Fund and/or the Money Market Funds, when the Federal Reserve Banks of New York or Kansas City close early, when the Securities Industry and Financial Markets Association (SIFMA) recommends that government securities dealers close early or as otherwise permitted by the Securities and Exchange Commission.

20.  Comment:  The Determining Your Share Price subsection of the Buying, Selling and Exchanging Shares section also states the following: “To the extent that the Advisor determines the fair market value of a security, it is possible that the fair market value determined by the Advisor will not exactly match the market price of the security when the security is sold by the Fund.”  Please change the term “fair market value” to “fair value” where appropriate in order to clarify that the Advisor is fair valuing securities.

Response:  Where market value is not available, the term “fair market value” has been changed to “fair value” where appropriate, as requested.

Statement of Additional Information (“SAI”) Comments

1.  Comment:  Please confirm that enhanced governance and risk oversight disclosure will be incorporated into the Rule 485(b) filing.

Response:  Enhanced governance and risk oversight disclosure will be incorporated into the Rule 485(b) filing.

2.  Comment:  The Diversification subsection of the Investment Policies section states that “Under the 1940 Act, if a fund is classified as a diversified fund, it generally means that the fund may not, with respect to 75% of its total assets, invest more than 5% of its total assets in securities of any one issuer (except obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities and securities issued by investment companies) or purchase more than 10% of the voting securities of any one issuer.”  Please delete the word “generally.”

Response:  The requested change has been made.  The revised disclosure states as follows:

Under the 1940 Act, if a fund is classified as a diversified fund, it means that the fund may not, with respect to 75% of its total assets, invest more than 5% of its total assets in securities of any one issuer (except obligations issued or guaranteed by the U.S.

government, its agencies or instrumentalities and securities issued by investment companies) or purchase more than 10% of the voting securities of any one issuer.

3.  Comment:  The Investment Restrictions section states that, “[a]t the present time, no Fund intends to borrow money or issue senior securities in excess of 5% of its net assets, however, if borrowings do exceed 5%, the Fund will not purchase additional investment securities until outstanding borrowings represent less than 5% of the Fund’s assets.”  The Fund is not permitted to issue senior securities in excess of 5% of its net assets under Section 18 of the 1940 Act.  Please revise the disclosure accordingly.

Response:  The phrase “or issue senior securities” has been deleted from the sentence cited above.  The revised disclosure states as follows:

At the present time, no Fund intends to borrow money in excess of 5% of its net assets, however, if borrowings do exceed 5%, the Fund will not purchase additional investment securities until outstanding borrowings represent less than 5% of the Fund’s assets.

4.  Comment:  The Disclosure of Portfolio Holdings section states the following: “Also, the Advisor or its affiliate may, in some cases, sell representative or model account information to third parties that utilize such information to manage client accounts in a similar style.  In such cases, to mitigate risks that such information may be used to trade inappropriately against a Fund, the Advisor or its affiliate will ensure that the model account information is provided in a manner or timeframe designed to ensure that the Funds receive fair treatment in terms of trading of securities. Further, each third party will be required to enter into a non-disclosure agreement whereby it agrees to maintain such information as confidential, and prohibits the party from trading against any Fund, or knowingly engaging in any trading practices that are adverse to any Fund or its shareholders or trading in shares of any Fund.”  Please describe the sale of account information to third parties in greater detail.

Response:  The paragraph containing the disclosure cited above has been deleted from the SAI.  The Advisor does sell model account/strategy information to third parties who use the information to build investment products such as separately managed accounts.  This model account/strategy information does not involve the provision or sale of Fund portfolio holdings information.  The disclosure you noted above was provided at the outset of this practice in an abundance of caution in anticipation that the model account/strategy information generally would have thematic similarities to certain Funds.  In fact, and in practice, the Advisor’s sale of model account/strategy information does not raise selective disclosure of fund portfolio holdings issues and any relevant disclosure or compliance issues are addressed in the Advisor’s Form ADV and its compliance program.

General Comments

1.  Comment:  Please confirm that the Trust made the fidelity bond filings required by Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) in 2005 and 2007.

Response:  Fidelity bond coverage was in place throughout the periods in question.  The fidelity bond covering the period June 30, 2004 through June 30, 2005 was filed on Form 40-17G on September 9, 2004.  The fidelity bond covering the period June 30, 2005 to July 1, 2006 was filed on Form 40-17G on October 26, 2006.  The fidelity bond covering the period July 1, 2006 to July 1, 2007 was filed on Form 40-17G on March 14, 2008.  The fidelity bond covering the period July 1, 2007 to July 1, 2008 was filed on Form 40-17G on April 29, 2008.

* * *

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198.

Sincerely,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc:           Scout Funds Trustees
Gary DiCenzo, Scout Funds
Connie Martin, Scout Funds
Warren Green, Scout Funds
Kirstin Salzman, Husch Blackwell Sanders LLP
Benjamin Wiesenfeld, Scout Investment Advisors, Inc.
Jason Bartel, UMB Distribution Services, LLC

Appendix A

Scout Money Market Fund – Federal and Prime Portfolios

Main Risks

As with any mutual fund, there is a risk that you could lose money by investing in the Fund.  The following are the main risks associated with an investment in the Fund.

Interest Rate Risk.  When interest rates increase, the Fund’s yield will tend to be lower than prevailing market rates, and the market value of its securities may also be adversely affected.  A low interest rate environment poses additional risks to the Fund, because low yields on the Fund’s portfolio holdings may have an adverse impact on the Fund’s ability to provide a positive yield to its shareholders, pay expenses out of Fund assets, or, at times, maintain a stable $1.00 share price.  In addition, securities issued or guaranteed by the U.S. Government, its agencies, instrumentalities and sponsored enterprises have historically  involved little risk of loss of principal if held to maturity.  However, due to fluctuations in interest rates, the market value of such securities may vary during the period shareholders own shares of the Fund.

Credit Risk.  An issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its obligation to pay interest and repay principal.  Additionally, the credit quality of the Fund’s portfolio securities may deteriorate rapidly, which may impair the Fund’s liquidity and have the potential to cause significant NAV deterioration.  Changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may also affect the value of the Fund’s investment in that issuer.

Market Risk.  The market value of securities owned by the Fund will go up and down, sometimes rapidly or unpredictably.  A security’s market value may be reduced by market activity or other results of supply and demand unrelated to the issuer.  This is a basic risk associated with all securities.  Where there are more sellers than buyers, prices tend to fall.  Likewise, when there are more buyers than sellers, prices tend to rise.

Income Risk.  Since the Fund can only distribute what it earns, the Fund’s distributions to shareholders may decline when interest rates fall.  Because the Fund limits its investments to high-quality, short-term securities, its portfolio generally will earn lower yields than a portfolio with lower-quality, longer-term securities subject to more risk.

Liquidity Risk.  This is the risk that the Fund may make investments that may become less liquid in response to market developments or adverse investor perception.  While the Fund endeavors to maintain a high level of liquidity in its portfolio, the liquidity of portfolio securities can deteriorate rapidly due to credit events affecting issuers or guarantors or due to general market conditions and a lack of willing buyers.  When there is no willing buyer and investments cannot be readily sold at the desired time or price, the Fund may have to accept a lower price or may not be able to sell the instrument at all.

Liquidity risk may also refer to the risk that the Fund will not be able to pay redemption proceeds within a short period of time because of unusual market conditions, an unusually high volume of redemption requests or other reasons.  If the Fund has difficulty selling portfolio securities or is forced to sell securities at an unfavorable time and/or under unfavorable conditions, these events may adversely affect the Fund’s ability to maintain a $1.00 share price.

U. S. Government Obligations Risk.  Not all obligations of the U.S. Government, its agencies and instrumentalities are backed by the full faith and credit if the U.S. Treasury.  The Fund may invest in obligations issued by U.S. government agencies and instrumentalities that may receive varying levels of support from the government, which could affect the Fund’s ability to recover should they default.

Call Risk. Call risk is the possibility that an issuer may redeem a fixed-income security before maturity (a call) at a price below or above its current market price. An increase in the likelihood of a call may reduce the security’s price. If a fixed-income security is called, a Fund may have to reinvest the proceeds in other fixed-income securities with lower interest rates, higher credit risks, or other less favorable characteristics.

Appendix B

Scout Tax-Free Money Market Fund

Main Risks

As with any mutual fund, there is a risk that you could lose money by investing in the Fund.  The following are the main risks associated with an investment in the Fund.

Interest Rate Risk.  When interest rates increase, the Fund’s yield will tend to be lower than prevailing market rates, and the market value of its securities may also be adversely affected.  A low interest rate environment poses additional risks to the Fund, because low yields on the Fund’s portfolio holdings may have an adverse impact on the Fund’s ability to provide a positive yield to its shareholders, pay expenses out of Fund assets, or, at times, maintain a stable $1.00 share price.  In addition, securities issued or guaranteed by the U.S. Government, its agencies, instrumentalities and sponsored enterprises have historically  involved little risk of loss of principal if held to maturity.  However, due to fluctuations in interest rates, the market value of such securities may vary during the period shareholders own shares of the Fund.

Credit Risk.  An issuer or guarantor of a security, or a bank or other financial institution that has entered into a repurchase agreement, may default on its obligation to pay interest and repay principal.  Additionally, the credit quality of the Fund’s portfolio securities may deteriorate rapidly, which may impair the Fund’s liquidity and have the potential to cause significant NAV deterioration.  Changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may also affect the value of the Fund’s investment in that issuer.

Market Risk.  The market value of securities owned by the Fund will go up and down, sometimes rapidly or unpredictably.  A security’s market value may be reduced by market activity or other results of supply and demand unrelated to the issuer.  This is a basic risk associated with all securities.  Where there are more sellers than buyers, prices tend to fall.  Likewise, when there are more buyers than sellers, prices tend to rise.

Income Risk.  Since the Fund can only distribute what it earns, the Fund’s distributions to shareholders may decline when interest rates fall.  Because the Fund limits its investments to high-quality, short-term securities, its portfolio generally will earn lower yields than a portfolio with lower-quality, longer-term securities subject to more risk.

Liquidity Risk.  This is the risk that the Fund may make investments that may become less liquid in response to market developments or adverse investor perception.  While the Fund endeavors to maintain a high level of liquidity in its portfolio, the liquidity of portfolio securities can deteriorate rapidly due to credit events affecting issuers or guarantors or due to general market conditions and a lack of willing buyers.  When there is no willing buyer and investments cannot be readily sold at the desired time or price, the Fund may have to accept a lower price or may not be able to sell the instrument at all.

Liquidity risk may also refer to the risk that the Fund will not be able to pay redemption proceeds within a short period of time because of unusual market conditions, an unusually high volume of redemption requests or other reasons.  If the Fund has difficulty selling portfolio securities or is forced to sell securities at an unfavorable time and/or under unfavorable conditions, these events may adversely affect the Fund’s ability to maintain a $1.00 share price.

U. S. Government Obligations Risk.  Not all obligations of the U.S. Government, its agencies and instrumentalities are backed by the full faith and credit if the U.S. Treasury.  The Fund may invest in obligations issued by U.S. government agencies and instrumentalities that may receive varying levels of support from the government, which could affect the Fund’s ability to recover should they default.

Call Risk. Call risk is the possibility that an issuer may redeem a fixed-income security before maturity (a call) at a price below or above its current market price. An increase in the likelihood of a call may reduce the security’s price. If a fixed-income security is called, a Fund may have to reinvest the proceeds in other fixed-income securities with lower interest rates, higher credit risks, or other less favorable characteristics.

Tax Risks. The Fund may be more adversely impacted by changes in tax rates and policies than other money market funds. Because interest income on municipal obligations is normally not subject to regular federal income taxation, the attractiveness of municipal obligations in relation to other investment alternatives is affected by changes in federal and state income tax rates applicable to, or the continuing tax-exempt status of, such interest income. Any proposed or actual changes in such rates or exempt status can therefore significantly affect the demand for and supply, liquidity and marketability of municipal obligations, which could in turn affect the Fund’s ability to acquire and dispose of municipal obligations at desirable yield and price levels.

A portion of the distributions from certain securities that the Fund holds may be subject to the federal alternative minimum tax. Also, in some cases, the Internal Revenue Service has not ruled on whether the interest received on a municipal security is tax-exempt, and the tax-exempt nature of these securities is based on the opinion of bond counsel to the issuers at the time of issuance. The Advisor relies on these opinions and will not review the basis for them, so there is a risk that income from these securities could be taxable.

Municipal Risks. Investments in the Fund are subject to risks normally associated with investments in municipal securities associated with the issuer’s ability to make scheduled interest payments. Municipal obligations that the Fund purchases may be backed by letters of credit issued by banks and other financial institutions, and adverse developments affecting banks could have a negative effect on the Fund’s portfolio securities. In the case of municipal lease obligations issued by a state or local government to acquire land, equipment or facilities, if the funds are not appropriated for the following year’s lease payments, the lease may terminate, with the possibility of default on the lease obligation and significant loss to the Fund.